UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Bellerophon Therapeutics, Inc.

___________________________________________________________________________________________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $0.01 per share

___________________________________________________________________________________________________________________________________________________________________

(Title of Class of Securities)

078771300

___________________________________________________________________________________________________________________________________________________________________

(CUSIP Number)

Name: Theodore Wang

c/o Puissance Capital Management LP

950 Third Avenue, 25th Floor

New York, New York 10022

Telephone Number: (212) 878-3702

___________________________________________________________________________________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2021

___________________________________________________________________________________________________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

_________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

SCHEDULE 13D

CUSIP No.	078771300

1	Names of Reporting Persons
Puissance Life Science Opportunities Fund VI
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only
4	Source of Funds WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
1,763,077
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
1,763,077
11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,763,077
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
18.6%
14	Type of Reporting Person (See Instructions)
OO

CUSIP No.	078771300

1	Names of Reporting Persons
Puissance Capital Fund (GP) LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only
4	Source of Funds AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
1,763,077
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
1,763,077
11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,763,077
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
18.6%
14	Type of Reporting Person (See Instructions)
OO

CUSIP No.	078771300

1	Names of Reporting Persons
Puissance Capital Management LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only
4	Source of Funds AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
1,763,077
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
1,763,077
11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,763,077
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
18.6%
14	Type of Reporting Person (See Instructions)
IA, PN

CUSIP No.	078771300

1	Names of Reporting Persons
Puissance Capital Management (GP) LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only
4	Source of Funds AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0
	8	Shared Voting Power
1,763,077
	9	Sole Dispositive Power
0
	10	Shared Dispositive Power
1,763,077
11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,763,077
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
18.6%
14	Type of Reporting Person (See Instructions)
OO

CUSIP No.	078771300

1	Names of Reporting Persons
Theodore Wang
2	Check the appropriate box if a member of a Group (see instructions)
(a) [_] (b) [x]
3	Sec Use Only
4	Source of Funds AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
60,913
	8	Shared Voting Power
1,763,077
	9	Sole Dispositive Power
60,913
	10	Shared Dispositive Power
1,763,077
11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,823,990
12	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[_]
13	Percent of class represented by amount in row (9)
19.2%
14	Type of Reporting Person (See Instructions)
IN, HC

Item 1. Security and Issuer.

This statement relates to the common stock, $0.01 par value (the "Common Stock"), of Bellerophon Therapeutics, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 184 Liberty Corner Road, Suite 302, Warren, NJ 07059.

Item 2. Identity and Background.

(a) The persons filing this statement are Puissance Life Science Opportunities Fund VI, a limited liability company registered in the Cayman Islands ("Puissance Fund VI"), Puissance Capital Fund (GP) LLC, a Delaware limited liability company ("Puissance GP"), Puissance Capital Management LP, a Delaware limited partnership ("Puissance Capital Management"), Puissance Capital Management (GP) LLC, a Delaware limited liability company ("Puissance Capital Management GP") and Theodore Wang, a United States citizen ("Mr. Wang" and collectively with Puissance Fund VI, Puissance GP, Puissance Capital Management and Puissance Capital Management GP, the "Reporting Persons").

(b) The business address for each of the Reporting Persons is 950 Third Avenue, 25th Floor, New York, NY 10022.

(c) Puissance GP serves as the managing member of Puissance Fund VI, a private investment fund. Puissance Capital Management serves as the investment manager of Puissance Fund VI. Puissance Capital Management GP serves as the general partner to Puissance Capital Management. Mr. Wang serves as the managing member of both Puissance GP and Puissance Capital Management GP.

(d) During the past five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any officer, director or control person of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any officer, director or control person of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See subsection (a) of this Item 2 and Item 6 of the attached cover pages.

Item 3. Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 1,763,077 shares of Common Stock directly owned by Puissance Fund VI and deemed to be beneficially owned by Puissance GP, Puissance Capital Management, Puissance Capital Management GP and Mr. Wang came from the working capital of Puissance Fund VI. The net investment costs of the 1,153,846 shares of Common Stock were $14,999,998. The net investment costs of the remaining 609,231 shares of Common Stock were $2,436,924. No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.

The 1,763,077 shares of Common Stock held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons' investment activities.

The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer. In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Common Stock, dispose of all or some of the Common Stock they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Common Stock. Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Company.

(a) - (b) As of the date hereof, Puissance Fund VI may be deemed to be the beneficial owner of 1,763,077 shares of Common Stock, representing approximately 18.6% of the total issued and outstanding shares of Common Stock. Puissance Fund VI has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 1,763,077 shares of Common Stock. Puissance Fund VI has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 1,763,077 shares of Common Stock.

As of the date hereof, Puissance GP may be deemed to be the beneficial owner of 1,763,077 shares of Common Stock, representing approximately 18.6% of the total issued and outstanding shares of Common Stock. Puissance GP has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 1,763,077 shares of Common Stock. Puissance GP has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 1,763,077 shares of Common Stock.

As of the date hereof, Puissance Capital Management may be deemed to be the beneficial owner of 1,763,077 shares of Common Stock, representing approximately 18.6% of the total issued and outstanding shares of Common Stock. Puissance Capital Management has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 1,763,077 shares of Common Stock. Puissance Capital Management has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 1,763,077 shares of Common Stock.

As of the date hereof, Puissance Capital Management GP may be deemed to be the beneficial owner of 1,763,077 shares of Common Stock, representing approximately 18.6% of the total issued and outstanding shares of Common Stock. Puissance Capital Management GP has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 1,763,077 shares of Common Stock. Puissance Capital Management GP has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 1,763,077 shares of Common Stock.

As of the date hereof, Mr. Wang may be deemed to be the beneficial owner of 1,823,990 shares of Common Stock, representing approximately 19.2% of the total issued and outstanding shares of Common Stock. Mr. Wang has the sole power to vote or direct the vote of 60,913 shares of Common Stock and the shared power to vote or direct the vote of 1,763,077 shares of Common Stock. Mr. Wang has the sole power to dispose or direct the disposition of 60,913 shares of Common Stock and the shared power to dispose or direct the disposition of 1,763,077 shares of Common Stock.

Based on 9,491,111 shares of Common Stock outstanding as of March 8, 2021, based on the 10-K filed by the Issuer on March 11, 2021.

(c) On May 21, 2020, Puissance Fund VI purchased 1,153,846 shares of Common Stock at a price of $13.00 per share in a private placement. On March 26, 2021, Puissance Fund VI purchased 609,231 shares of Common Stock at a price of $4.00 per share and 685,236 warrants at $0 per warrant in a private transaction. No other transactions in the Common Stock were effected by the Reporting Persons within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it individually.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

On May 21, 2020, Puissance Fund VI and the Issuer entered into a subscription agreement (the "FORM OF SUBSCRIPTION AGREEMENT") pursuant to which Puissance Fund VI agreed to purchase shares of Common Stock in a private placement. Under the terms of the FORM OF SUBSCRIPTION AGREEMENT, Puissance Fund VI agreed to purchase 1,153,846 shares of Common Stock at a price of $13.00. The FORM OF SUBSCRIPTION AGREEMENT is attached hereto as Exhibit A.

Item 7. Material to be Filed as Exhibits.

Exhibit A: FORM OF SUBSCRIPTION AGREEMENT

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: April 26, 2021

Puissance Life Science Opportunities Fund VI*

By: Puissance Capital Fund (GP) LLC,

its managing member

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Fund (GP) LLC*

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Management LP*

By: Puissance Capital Management (GP) LLC,

its general partner

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Puissance Capital Management (GP) LLC*

By: /s/ Theodore Wang

Name: Theodore Wang

Title: Managing Member

Theodore Wang*

/s/ Theodore Wang

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.